

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

December 6, 2010

Ms. Patricia D. Chiodo
Chief Financial Officer
RSC Holdings Inc.
6929 East Greenway Parkway
Scottsdale, Arizona 85254

      Re: Form 10-K/A for the year ended December 31, 2009
                Form 10-Q for the period ended September 30, 2010
                Definitive Proxy Statement on Schedule 14A filed March 15, 2010
                     File No. 1-33485

Dear Ms. Chiodo:

      We have completed our review of your filings and do not have any further comments at this time.

                       Sincerely,

                       Rufus Decker
                       Accounting Branch Chief